SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008 (report no.1).

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Actimize, a NICE Systems Company, Delivers Proven ATM and Debit Fraud Prevention Capabilities to MasterCard, dated October 2, 2008.

99.2 Press Release: Actimize, a NICE Systems Company, Unveils ATM and Debit Fraud Analytics Technology and Consortium Data with Billions of Transactions, dated October 2, 2008.

99.3 Press Release NICE Positioned in Leaders Quadrant in Leading Industry Analyst Firm`s Latest Workforce Optimization Magic Quadrant Report, dated October 3, 2008.

99.4 Press Release NICE Systems Schedules Conference Call to Discuss Third Quarter 2008 Results, dated October 3, 2008.

99.5 Press Release: One of Japan`s Largest Financial Services Firms Expands its NICE Environment to Improve Compliance with Financial Regulations in Multi-million Dollar Project, dated October 23, 2008.

99.6 Press Release: Actimize, a NICE Company, Announces that Crédit Agricole Titres is Implementing its Brokerage Compliance Market Abuse Solution, dated October 27, 2008.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: November 3, 2008

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EXHIBIT INDEX

99.1 Press Release: Actimize, a NICE Systems Company, Delivers Proven ATM and Debit Fraud Prevention Capabilities to MasterCard, dated October 2, 2008.

99.2 Press Release: Actimize, a NICE Systems Company, Unveils ATM and Debit Fraud Analytics Technology and Consortium Data with Billions of Transactions, dated October 2, 2008.

99.3 Press Release NICE Positioned in Leaders Quadrant in Leading Industry Analyst Firm`s Latest Workforce Optimization Magic Quadrant Report, dated October 3, 2008.

99.4 Press Release NICE Systems Schedules Conference Call to Discuss Third Quarter 2008 Results, dated October 3, 2008.

99.5 Press Release: One of Japan`s Largest Financial Services Firms Expands its NICE Environment to Improve Compliance with Financial Regulations in Multi-million Dollar Project, dated October 23, 2008.

99.6 Press Release: Actimize, a NICE Company, Announces that Crédit Agricole Titres is Implementing its Brokerage Compliance Market Abuse Solution, dated October 27, 2008.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Actimize, a NICE Systems Company, Delivers Proven ATM and Debit Fraud Prevention Capabilities to MasterCard

The Actimize analytics are already deployed in production and detecting card fraud in MasterCard`s core processing environment

NEW YORK - October 02, 2008 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that MasterCard is using the Actimize technology to augment its ATM and Debit fraud detection capabilities for issuers.

Actimize recently enhanced its debit fraud solution by acquiring proven analytic models used today by MasterCard in its Fraud Monitor service, a real-time risk scoring and fraud prevention service for PIN-based transactions offered by MasterCard to its customers. The technology is proven to fight ATM and debit fraud effectively across multiple card brands and geographies and used and tested by clients such as MasterCard and other card issuers.

The Actimize fraud detection analytics are unique in that their multi-dimensional profiles can be created and updated in real-time to detect suspicious activities at the card, device, account level and many other dimensions.

"MasterCard, the industry's security innovator and a global debit card leader, values our new relationship with Actimize in delivering value-added real-time risk scoring and fraud prevention solutions to our customers," says Bruce Rutherford, Group Head, MasterCard.  "We have already received affirmation of the value of this solution from our customers who use this technology and we are looking forward to further evolving the technology and models."

Amir Orad, EVP and CMO of Actimize, said, "Our strategy is to offer a unique combination of the best ATM and debit fraud analytical solution with a proven scalable enterprise fraud platform. The fact that our technology has been selected by MasterCard and offered to their members worldwide means a lot to us and our customers."

As a franchisor, processor and advisor, MasterCard develops and markets payment solutions, processes over 18 billion transactions each year, and provides industry-leading analysis and consulting services to financial institution customers and merchants.

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention.  Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance.  Actimize processes hundreds of millions of transactions a day for many of the world`s top banks and brokerages.   Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies.  More information is available at http://www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements.  For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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FOR IMMEDIATE RELEASE

Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Actimize, a NICE Systems Company, Unveils ATM and Debit Fraud Analytics Technology and Consortium Data with Billions of Transactions

Thousands of Financial Institutions Contribute to Actimize Consortium to Increase Effectiveness of Fraud Fighting Models

NEW YORK - October 2, 2008 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that it has enhanced its debit fraud solution by acquiring proven ATM and debit card fraud detection models and analytics technology developed by industry analytics experts over the past four years and used and tested by a number of issuers and processors worldwide. The analytics technology is proven to fight ATM and debit fraud effectively across multiple card brands and geographies.  An independent issuer evaluation showed that these models detected 40% more fraud transactions when compared to one leading legacy card fraud solution.

Actimize now also owns the rights to one of the industry's fastest growing card data consortiums, with billions of ATM / Debit transactions collected from thousands of institutions worldwide.  The consortium data will be used to enhance Actimize`s existing fraud detection models and allow them to gain unique capabilities such as identification of compromised merchants, terminals and cards as well as early worldwide ATM fraud trends. These capabilities are especially useful in detecting and managing the risk behind "mass compromises".

By combining Actimize's existing enterprise fraud platform, used by some of the largest banks in the world, with the additional insights gained from the predictive consortium models, Actimize will now be able to provide unparalleled ATM and Debit fraud protection to its customers as part of a true cross-channel, cross-silo, enterprise solution.  Additionally, these models will leverage the Actimize Risk Case Manager, and will work in tandem with other Actimize software capabilities, including the Actimize investigation tools, integration adapters and real-time execution engine.

"Our clients told us that they were unable to find consortium-backed, proven ATM/Debit analytics on a strategic enterprise case management platform with strong real-time capabilities," says David Sosna, CEO of Actimize.  "We are responding to the needs of the market with the strategic acquisition of consortium fraud detection models.  The analysis we will glean from this capability will enable us to offer our clients mission-critical fraud solutions, building on Actimize`s already strong enterprise approach."

According to recent TowerGroup and American Bankers Association market data, debit card usage and fraud have experienced double-digit growth rates over the last four years. In addition, financial institutions are faced with increasingly sophisticated attacks involving POS replacements, PIN encryption and other mass compromise events, cross-border attacks and even employee collusion. With this announcement, Actimize is the only solution in the market that offers consortium-based analytics that can fight these new fraud threats as part of a proven cross-channel enterprise fraud solution.

The consortium data-based analytical models will be rolled out to Actimize ATM/Debit Fraud customers as part of Actimize`s next major product release and are expected to be available on the existing Actimize platform in the first months of 2009.

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Actimize processes hundreds of millions of transactions a day for many of the world`s top banks and brokerages.  Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Positioned in Leaders Quadrant in Leading Industry Analyst Firm`s Latest Workforce Optimization Magic Quadrant Report

NICE evaluated for its ability to execute and completeness of vision

Ra`anana, Israel, October 03, 2008, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has been positioned in the Leaders Quadrant of Gartner's September 2008 Magic Quadrant for Workforce Optimization report. Gartner defines leaders as those companies that "provide functionally broad and deep WFO software portfolios that can be deployed and supported globally. They are suitable for all sizes and complexities of enterprises and have broad industry coverage. Revenue is strong, and new references are readily available."  Vendors in Gartner`s Magic Quadrant are selected based on completeness of vision and ability to execute.

For many companies the contact center is the main interface with customers which places great demands on contact center managers to deliver a first-rate customer experience, identify and respond to high-value customers, understand customer wants, needs, and buying patterns, and to deliver business insights to corporate decision-makers. Today, more than ever, all of this must be done while running the contact center operation at maximum cost efficiency.  NICE SmartCenter enables contact center managers to achieve these objectives and improve business performance by leveraging the strategic business insights extracted from customer calls with customer service agents.

NICE SmartCenter is a comprehensive business solution comprised of NICE`s best-in-class contact center solutions, including call recording, quality management, interaction analytics, performance management, workforce management, a customer feedback application, and agent coaching.

According to Gartner, "organizations should be cautious of the widely used term "suite." Some vendors' WFO offerings are made up of components that were built using a variety of tools; they have multiple system administration environments, support different platforms and standards, and often have overlapping functionality resulting from the combination of acquired and established products."

"We believe NICE`s position in the leaders quadrant brings to light the benefits of NICE SmartCenter in enabling corporate decision-makers to understand what customers really think about their company and products and take proactive steps to protect and nurture their customer base, improve operational efficiency, and uncover new revenue opportunities," said Tom Butta, Chief Marketing Officer, NICE. "We feel our placement in the Leader's Quadrant recognizes our efforts and commitment to providing our customers with the best solution for improving business performance in the call center and enterprise-wide."

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About The  Magic Quadrant
The  Magic Quadrant is copyrighted 2008 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Systems Schedules Conference Call to Discuss
Third Quarter 2008 Results

Ra`anana, Israel, October 3, 2008 - NICE Systems (NASDAQ: NICE) the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it plans to report its third quarter 2008 financial results on Wednesday, November 12, 2008.

Following the earnings release, NICE management will host a teleconference at 8:30 ET, 15:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the third quarter 2008 call:

United States +1-888-668-9141 or +1-866-345-5855

International +972-3-918-0610
Israel +972-3-918-0610

This call will be webcast live on http://www.nice.com.  An online replay will also be available approximately three hours following the call.  A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing:

United States + 1-877-332-1104
International +972-3-925-5900

Israel +972-3-925-5900

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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One of Japan`s Largest Financial Services Firms Expands its NICE Environment to Improve Compliance with Financial Regulations in Multi-million Dollar Project

Ra`anana, Israel, October 23, 2008 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that one of Japan`s largest  financial firms is expanding its NICE implementation, in a multi million dollar project to further improve compliance with financial regulations.

The NICE solution will enable this leading financial services firm to address key challenges relating to regulatory compliance and corporate governance.  With the NICE solution, the firm`s compliance officers will be able to enforce specific policy models, manage investigations, and gain considerable insight concerning risk factors involved in the firm`s activities.

"We are extremely pleased to continue to earn the trust of one of Japan`s largest financial services firms as reflected in this additional investment in NICE," said Doron Eidelman, President, NICE Japan. "NICE solutions are used by leading financial organizations around the world to help ensure compliance, manage risk, and improve their operations.  These issues become more and more critical for Japan, as the country gears up for JSOX, among other things."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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FOR IMMEDIATE RELEASE

Press Contact:

Jonathan Stotts

Actimize

212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Actimize, a NICE Company, Announces that Crédit Agricole Titres is Implementing its Brokerage Compliance Market Abuse Solution

NEW YORK - October 27, 2008 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that Crédit Agricole Group is implementing Actimize solutions to enable compliance with the Market Abuse Directive, especially with regard to identifying and pursuing insider dealings.  The Crédit Agricole Group will be implementing the Actimize solution at Crédit Agricole (CA) Titres, whose main business is acting as a custodian for the entire retail banking operation of the group.

Actimize will enable CA Titres to offer an enterprise-wide compliance solution across its entire retail banking operation in France, consisting of 39 groups that include retail banking, private banking and fund management networks.  With a large percent of the French custodian market for retail, private and fund management in its home market, CA Titres acts to reinforce its market position by continually developing and launching new financial products.  By implementing the Actimize Brokerage Compliance Market Abuse solution, CA Titres is taking an even more proactive approach to mitigating the risks of market manipulation.

The Actimize Brokerage Compliance Market Abuse solution monitors and detects suspicious transactions using sophisticated analytical models, and automatically distributes targeted alerts within an intuitive case management system directly to the relevant retail banking branch and users within the group.  The system uses several analytical methods to assign a priority score to alerts, thus improving the efficiency of trading managers and compliance staff.  CA Titres required a holistic approach to market monitoring, which Actimize was able to provide within a user-friendly system. The solution was selected for its advanced analytical capabilities, its strong set of rules allowing targeted alerts, and finally its large international customer base.

"Crédit Agricole Group joins our strong European client base that are standardizing on Actimize solutions for enterprise-wide compliance management and fighting financial crime," said Bruno Piers de Raveschoot, Vice President of Actimize Europe. "We understand the needs of large financial institutions around the globe and we`re committed to providing the most innovative solutions and best customer service.  We are extremely pleased to expand our relationship with Crédit Agricole, now meeting the needs of CA Titres, Crédit Agricole Asset Management and others."

About Crédit Agricole Titres

Founded in 2003, Crédit Agricole Titres has 570 employees and provides securities and accounts management of Crédit Agricole`s Caisses Régionales, LCL, Crédit Agricole Group subsidiaries and twenty other organisations included several of the largest private banks.  Crédit Agricole Titres provides two other services: administrative management of savings products and back-office services for savings - long-term employee savings.

The IT infrastructure of the securities custody services relies on ESP (Euro Securities Partners), equally owned by Crédit Agricole and PNB Paribas. For additional information, please go to www.ca-titres.fr.

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Actimize technology processes billions of transactions a day for many of the world`s top banks and brokerages.   Actimize has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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